Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel+1 212 259 8662 fax+1 212 649 9476 epowers@dl.com

April 30, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	MDU Resources Group, Inc. Withdrawal of Post-Effective Amendment No. 2 to Registration Statement on Form S-8, Registration No. 33-54486

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, I hereby request, on behalf of MDU Resources Group, Inc. (the "Company"), the withdrawal of Post-Effective Amendment No. 2 to the Registration Statement on Form S-8, Registration No. 33-54486, which was filed with the Securities and Exchange Commission (the "Commission") on April 19, 2010.  The Post-Effective Amendment was filed using the "POS AM" EDGAR tag rather than the "S-8 POS" tag.

The Company has terminated the offering of the shares of common stock, par value $1.00 per share (the "Shares"), registered pursuant to the Registration Statement.  The Post-Effective Amendment was filed to remove from registration the Shares that remained unsold under the Registration Statement, and no Shares were sold in connection with the Post-Effective Amendment.

We will re-file the Post-Effective Amendment using the "S-8 POS" EDGAR tag promptly after receipt of the Commission's consent to the withdrawal.

Very truly yours,

/s/ Elizabeth W. Powers
Elizabeth W. Powers

cc:      Douglas Brown
   Paul K. Sandness

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